SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2023

Commission File Number: 001-35464

Caesarstone Ltd.
(Translation of registrant’s name into English)

Kibbutz Sdot Yam
MP Menashe
Israel 3780400
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

EXPLANATORY NOTE

On March 1, 2023, Caesarstone Ltd. (the “Registrant”) issued a press release titled “Caesarstone Reports Fourth Quarter and Full Year 2022 Financial Results”, a copy of which is furnished as Exhibit 99.1 herewith. The GAAP financial information included in consolidated balance sheets, consolidated statements of income and condensed consolidated statements of cash flows contained in the press release attached as Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Files Nos. 333-180313, 333-210444 and 333-251642).  A copy of the Registrant’s updated investor presentation can be accessed at ir.caesarstone.com. The information in the investor presentation is not incorporated by reference into the Registrant’s Registration Statements.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release titled “Caesarstone Reports Fourth Quarter and Full Year 2022 Financial Results” dated March 1, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAESARSTONE LTD.

Date: March 1, 2023	By:	/s/ Ron Mosberg
Name: Ron Mosberg
Title: General Counsel & Corporate Secretary